EXHIBIT 23.1
Independent Registered Public Accounting Firm’s Consent
The Board of Directors
Platinum Underwriters Holdings, Ltd.:
We consent to the use of our reports, dated February 28, 2006, with respect to the consolidated balance sheets of Platinum Underwriters Holdings, Ltd. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which are incorporated by reference herein.
/s/ KPMG LLP
New York, New York
April 25, 2006